EXHIBIT 11
Flagstar Bancorp, Inc.
Computation of Net Earnings per Share
     Net earnings per share — basic and net earnings per share — diluted are computed by dividing each such earnings per share by the weighted average number of common stock and common stock equivalents outstanding during the period, respectively (in thousands, except per share data).

	For the Three Months Ended
	March 31,
	2007	2006
Net earnings	$7,759	$18,910
Average common shares outstanding	63,427	63,367
Net earnings per share – basic	$0.12	$0.30
Average common share equivalents outstanding	64,041	64,181
Net earnings per share — diluted	$0.12	$0.29

31